UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

H/CELL ENERGY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

404123 101

(CUSIP Number)

James M. Turner, Esq.

Marc J. Ross, Esq.

Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 37th Floor

New York, NY 10036

Tel: (212) 930-9700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 8, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404123 101	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Andrew Hidalgo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 550,000 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,540,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 550,000 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,540,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,090,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents shares issuable upon conversion of convertible debentures.
(2)	This percentage is calculated based upon 7,586,024 shares of the Issuer’s common stock outstanding (as of November 7, 2018), as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on November 8, 2018, and assumes conversion of the convertible debentures owned by the reporting person. This calculation does not include the exercise or conversion of other outstanding securities of the Company owned by other security holders.

CUSIP No. 404123 101	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Turquino Equity LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 3,540,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,540,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,540,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This percentage is calculated based upon 7,586,024 shares of the Issuer’s common stock outstanding (as of November 7, 2018), as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 404123 101	13D	Page 4 of 7 Pages

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of H/Cell Energy Corporation, a Nevada Corporation (the “Issuer”). This Statement supplementally amends the initial statement on Schedule 13D, filed on January 4, 2018 (the “Initial Statement”) by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report that, as a result of a recent transaction, the total shares beneficial ownership by the Reporting Persons has increased by more than one percent of the outstanding shares of Common Stock of the Issuer. The Issuer’s principal executive offices are located at 3010 LBJ Freeway, Suite 1200, Dallas, TX 75234.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby replaced in its entirety with the following:

2019 Convertible Debenture Shares

On February 8, 2019, the Issuer entered into a securities purchase agreement with A. Hidalgo, pursuant to which it sold a $75,000 principal amount 10% Convertible Debenture (the “2019 Debenture”), convertible into shares of the Issuer’s Common Stock at a conversion price of $0.50 per share.

The 2019 Debenture, together with any accrued and unpaid interest, becomes due and payable on February 8, 2021 (the “2021 Maturity Date”). Interest on the 2019 Debenture will accrue at the rate of 10% per annum, payable monthly in cash, beginning on March 1, 2019 and on the 2021 Maturity Date. The 2019 Debenture is convertible into Common Stock at a conversion price of $0.50 per share at the discretion of the holder. While the Debenture had a special blocker provision applying to any holder whose conversion would result in the holder beneficially owning more than 4.99% of the Issuer’s Common Stock, on February 8, 2019, A. Hidalgo provided written notice to the Issuer waiving such blocker provision in its entirety, effective 61 days from the date of notice.

2018 Convertible Debenture Shares

On January 2, 2018, the Issuer entered into a securities purchase agreement with A. Hidalgo, pursuant to which it sold a $200,000 principal amount 12% Convertible Debenture (the “2018 Debenture”), convertible into shares of the Issuer’s Common Stock at a conversion price of $0.75 per share.

The 2018 Debenture, together with any accrued and unpaid interest, becomes due and payable on January 2, 2020 (the “2020 Maturity Date”). Interest on the 2018 Debenture will accrue at the rate of 12% per annum, payable monthly in cash, beginning on February 1, 2018 and on the 2020 Maturity Date. The 2018 Debenture is convertible into Common Stock at a conversion price of $0.75 per share at the discretion of the holder. While the 2018 Debenture had a special blocker provision applying to any holder whose conversion would result in the holder beneficially owning more than 4.99% of the Issuer’s Common Stock, on January 3, 2018, A. Hidalgo provided written notice to the Issuer waiving such blocker provision in its entirety, effective 61 days from the date of notice.

On February 8, 2019, the Issuer and A. Hidalgo entered into an amendment to the 2018 Debenture, whereby the interest rate was reduced to 10% and the conversion price was reduced to $0.50.

CUSIP No. 404123 101	13D	Page 5 of 7 Pages

Founders Shares

On August 17, 2015, pursuant to a Founders Subscription Agreement entered into by and among the Issuer, Turquino, James Strizki and Michael Strizki, Turquino purchased 500,000 shares of Common Stock for $50.00.

Share Exchange Agreement

On January 31, 2017, pursuant to a Share Exchange Agreement entered into by and among the Issuer, The Pride Group (QLD) Pty Ltd. (“Pride”) and the stockholders of Pride, the stockholders of Pride exchanged all of their shares of Pride equity stock for newly issued shares of Common Stock of the Issuer. Turquino was a stockholder of Pride and received 3,040,000 shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction.

No material change.

Item 5. Interest in Securities of the Issuer.

Item 3 of the Initial Statement is hereby replaced in its entirety with the following:

A. Hidalgo beneficially owns 550,000 shares of the Issuer’s Common Stock. Turquino beneficially owns 3,540,000 shares of the Issuer’s Common Stock. A. Hidalgo as a Managing Member of Turquino, is deemed to also beneficially own 3,540,000 shares of the Issuer’s Common Stock. Based upon 7,586,024 shares of the Issuer’s common stock outstanding (as of November 7, 2018), as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on November 8, 2018, and assumes conversion of the convertible debentures owned by the reporting person but does not include the exercise or conversion of other outstanding securities of the Company owned by other security holders, the shares of the Issuer’s Common Stock beneficially owned by A. Hidalgo and Turquino constitutes approximately 50.3% and 46.7%, respectively, of the Common Stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).

The following table sets forth the number of shares of Common Stock as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the shares, (ii) the sole power to dispose or to direct the disposition of the shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the shares:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Turquino Equity LLC	3,540,000	0	3,540,000	0

Andrew Hidalgo	550,000	3,540,000	550,000	3,540,000

Except as set out above, the Reporting Persons have not effected any other transactions in any securities of the Issuer in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

CUSIP No. 404123 101	13D	Page 6 of 7 Pages

Item 7. Material to be Filed as Exhibits.

1.	Form of Share Exchange Agreement, dated as of January 31, 2017, by and among H/Cell Energy Corporation, The Pride Group (QLD) Pty Ltd., Turquino Equity LLC and Stephen Paul Mullane and Marie Louise Mullane as Trustees of the Mullane Family Trust, filed as an exhibit to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 6, 2017 and incorporated herein by reference.
2.	Form of Convertible Debenture, dated as of January 2, 2018, filed as an exhibit to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 4, 2018 and incorporated herein by reference.
3.	Form of Convertible Debenture, dated as of February 8, 2019, filed as an exhibit to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 11, 2019 and incorporated herein by reference.
4.	Form of Amendment, dated as of February 8, 2019, filed as an exhibit to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 11, 2019 and incorporated herein by reference.
5.	Joint Filing Agreement, dated as of February 11, 2019, by and between Andrew Hidalgo and Turquino Equity LLC (filed herewith).

CUSIP No. 404123 101	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 11, 2019

/s/ ANDREW HIDALGO
Andrew Hidalgo

TURQUINO EQUITY LLC

	By:	/s/ ANDREW HIDALGO
	Name:	Andrew Hidalgo
	Title:	Managing Member